Cadwalader, Wickersham & Taft LLP 650 South Tryon Street, Charlotte, NC 28202 Tel +1 704 348 5100 Fax +1 704 348 5200 www.cadwalader.com

October 30, 2024

Rolaine Bancroft
Office Chief
Office of Structured Finance
Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Re:	Wells Fargo Commercial Mortgage Securities, Inc. Registration Statement on Form SF-3 Filed September 13, 2024 File No. 333-282099

Dear Ms. Bancroft:

We are counsel to Wells Fargo Commercial Mortgage Securities, Inc. (the “Registrant”). We have reviewed your letter dated October 10, 2024 (the “Comment Letter”) transmitting comments of the Staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission” or “SEC”) to the Registrant’s registration statement (File No. 333-282099) on Form SF-3 as initially filed on September 13, 2024. We have also discussed the comments contained in the Comment Letter with various representatives of the Registrant. Capitalized terms used herein without definition have the meanings given them in the form of prospectus contained in our pre-effective amendment to the registration statement (“Amendment No. 1”) submitted herewith.

For your convenience, the Staff’s comments are repeated in italics below, followed by the Registrant’s responses.

Registration Statement on Form SF-3

General

1.	Please confirm that the depositor and any issuing entities previously established, directly or indirectly, by the depositor or any affiliate of the depositor have been current and timely with Exchange Act reporting during the last twelve months with respect to asset-backed securities involving the same asset class. Please refer to General Instruction I.A.2. of Form SF-3.

David Burkholder Tel 704 348 5309 Fax 704 348 5200 david.burkholder@cwt.com

Rolaine Bancroft, Esq.

October 30, 2024

The Registrant confirms that each relevant entity has been current and timely with Exchange Act reporting during the last twelve months with respect to asset-backed securities involving the same asset class as required by General Instruction I.A.2 of Form SF-3. No affiliate of the Registrant has offered a class of asset-backed securities involving the same asset class as this offering.

Risk Factors

Cyberattacks or Other Security Breaches Could Have a Material Adverse Effect on Business of the Transaction Parties, page 65

2.	We note your disclosure sets forth an example that, "hackers recently engaged in attacks against organizations that are designed to disrupt key business services." As a result, "There can be no reassurance that the sponsors, the master servicer, the special servicer, the borrowers or the other transaction parties will not suffer any such losses in the future." Please revise to explain the relevancy of these attacks or provide further detail.

The Registrant has revised Amendment No. 1 to clarify the language.

[Office Properties Have Special Risks], page 77

3.	We note that you state, "office space may be adversely affected for a significant time after the pandemic ends, which may impact the ability of borrowers to lease their properties." This risk factor does not appear to reflect the current state of the COVID-19 pandemic and related market conditions, as the pandemic has come to an end. Please revise.

The Registrant has revised Amendment No. 1 accordingly.

Pending Legal Proceedings Involving Transaction Parties, page 452

4.	We note that you have disclosed that "sponsors have been involved in, and are currently involved in, certain litigation or potential litigation including actions relating to repurchase claims." Please revise to provide further detail and confirm that the disclosure will be updated to reflect current status at the time of an offering.

The Registrant has revised Amendment No. 1 to clarify that there are no legal proceedings currently pending, or any proceedings known to be contemplated by any governmental authorities, against the sponsors that are material to Certificateholders. The Registrant confirms that the disclosure will be updated to reflect current status of any material litigation at the time of an offering.

Rolaine Bancroft, Esq.

October 30, 2024

Part II - Information Not Required in Prospectus

Item 14. Exhibits, page II-2

5.	Please revise footnote 7 to provide the complete file number of the Form SF-3 that you are incorporating by reference.

The Registrant has revised Amendment No. 1 accordingly.

6.	Please file your remaining exhibits with your next amendment. Refer to Item 1100(f) of Regulation AB and Item 601 of Regulation S-K. Note that we may have additional comments on your registration statement following our review of any such exhibits.

The Registrant has filed the remaining exhibits as part of Amendment No. 1.

If you have any questions concerning the foregoing, please contact the undersigned.

Very truly yours,

/s/ David S. Burkholder

David S. Burkholder
cc:	Anthony Sfarra (w/o enclosures)
Troy B. Stoddard, Esq. (w/o enclosures)

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